Rentokil Initial

Group Secretariat
Rentokil Initial plc
Belgrave House
76 Buckingham Palace Road
London SW1W 9RF

Telephone +44 (0)20 7866 3021
Fax +44 (0)20 7866 3803

FILE NO: 82-34878

06013569

1 May 2006-05-08

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to report
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement)	2. Nothing to report
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to report
5. Changes affecting the Board of Directors.	5. Nothing to report
6. Releases to the London Stock Exchange.	6. 6.1 Schedule 11 – Notification of Interests of Directors and Connected Persons 6.2 Notification of Interests by the Chief Executive of Rentokil Initial, Doug Flynn

dlw 5/19

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-44207-8663021.

Yours faithfully

Paul Griffiths
Director Group Secretariat

Rentokil Initial

Director/PDMR Shareholding

Rentokil Initial PLC
06 April 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Rentokil Initial plc

2. Name of director

Douglas Flynn

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Beneficial holding in pension plan

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mapusa Investments Ltd

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Mr Flynn is beneficially interested in the holding as it is held ultimately by the trustee of the Rentokil Initial overseas pension plan, HSBC Institutional Trust Services Asia Limited on his behalf.

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Investment by pension scheme under arrangements set out in Mr Flynn's service agreement.

7. Number of shares / amount of stock acquired

1,036,777

8. Percentage of issued class

0.0572%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary Shares of 1 p each

12. Price per share

1,000,000 shares @ 156.217p per share

36,777 shares @ 156.75p per share

13. Date of transaction

1,000,000 shares purchased 31/03/06

36,777 shares purchased 03/04/06

14. Date company informed

05/04/06

15. Total holding following this notification

1,036,777

16. Total percentage holding of issued class following this notification

0.0572%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

In accordance with previous disclosures of Mr Flynn's terms of employment, the shares purchased form part of Mr Flynn's compensatory share award, the first equal tranche of which was released on 04/04/06 with the other two equal tranches being released on the second and third anniversaries of his start date (04/04/05), subject to his continued employment.

24. Name of contact and telephone number for queries

Robert Ward-Jones, Company Secretary 0207 866 3019

25. Name and signature of authorised company official responsible for making this notification

Robert Ward-Jones, Company Secretary 0207 866 3019

Date of Notification 06/04/06

Rentokil Initial

Director/PDMR Shareholding

Rentokil Initial PLC
06 April 2006

NOTIFICATION OF INTERESTS BY THE CHIEF EXECUTIVE OF

RENTOKIL INITIAL, DOUG FLYNN

Rentokil Initial plc today announces that it has formally notified the UKLA of the acquisition of 1,036,777 shares in the company by a pension plan of which Mr Flynn is a member. These shares represented the share element of the compensatory award to which he became entitled when he joined the company and which, subject to his continued employment, vest in three equal tranches commencing on 4th April 2005 (see the announcement made on Mr Flynn's appointment on 6th February 2005).

END